Mail Stop 4561

December 2, 2008

Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

> **Re:** **NetSol Technologies, Inc.**
> **Form 8-K filed on November 10, 2008**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief